EXHIBIT 99.1

mCloud Announces Voting Results of Annual and Special Meeting

CALGARY, AB, Dec. 30, 2021 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions announced today that the nominees listed in the Management Information Circular dated November 30, 2021 were elected as directors of mCloud, to hold office until the close of the next Annual General Meeting of the Corporation or until their successors are appointed.

Shareholders also adopted all other resolutions submitted for their approval, including the appointment of KPMG LLP as the auditors of the Company to hold office until the close of the next Annual General Meeting of the Company and the re-approval of the Company's Equity Incentive Plan.

The complete voting results for each item of business are as follows:

Election of Directors

Name of Nominee	Votes in Favour	Withheld	% of Votes in Favour
Russel H. McMeekin	1,383,099	49,710	96.53%
Michael Allman	1,411,400	21,409	98.51%
Costantino Lanza	1,383,565	49,243	96.56%
Elizabeth MacLean	1,416,333	16,475	98.85%
Ian Russell	1,411,666	21,142	98.52%

Appointment of Auditors

Votes in Favour	Withheld	% of Votes in Favour
1,971,381	10,030	99.49%

Re-Approval of Equity Incentive Plan

For	Against	% of Votes in Favour
1,394,124	38,718	97.30%

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/mcloud-announces-voting-results-of-annual-and-special-meeting-301452049.html

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2021/30/c2989.html

%CIK: 0000175649

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:00e 30-DEC-21